Exhibit 99.1

20 May 2015

Company Announcements Office

Australian Securities Exchange

Notice under Section 708A(5)(e) Corporations Act

On 15th May 2015, Prima BioMed Ltd (“the Company”) issued 22,936,950 fully paid ordinary shares in accordance with the terms of its Share Purchase and Convertible Security Agreement with Bergen Global Opportunity Fund, LP, which was announced to the market on 2nd October 2014 and issued 72,206,500 fully paid ordinary shares to Ridgeback Capital Investments, under the terms which were announced to the market on 14th May 2015.

Accordingly the Company gives notice under section 708A(5)(e) of the Corporations Act 2001 (Cth) (the “Corporations Act”) that:

1.	the abovementioned ordinary shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act;

2.	as at the date of this notice the Company has complied with:

(a) the provisions of Chapter 2M Corporations Act as they apply to the Company; and

(b) section 674 Corporations Act; and

3.	As at the date of this notice there is no “excluded information” (as defined in subsection 708A(7) of the Corporations Act) which is required to be disclosed by the Company.

Yours faithfully

Prima BioMed Ltd

Deanne Miller

Company Secretary

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 8569 1880

www.primabiomed.com.au   ABN: 90 009 237 889